11 September 2009

Company Announcements Office
Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

EXTENSIVE & SIGNIFICANT GOLD INTERCEPTS AT PIGIPUT PROSPECT

HIGHLIGHTS

- **Pigiput infill drilling underpins confidence in 100,000oz p.a. Sulphide Expansion Study**
- **Update to Pigiput resource statement expected Q1 2010**
- **Pigibo drilling confirms continuation of mineralisation**

Allied Gold Limited (ASX:ALD) has received high-grade gold assays from core holes drilled at the Pigiput & Pigibo gold prospects. The latest drilling and assay results continue to define and confirm the gold grades and extent of the Pigiput & Pigibo mineralisation.

Pigiput:
Gold assays received from 8 diamond core holes drilled at the Pigiput Deposit are part of an ongoing in-fill and step-out program which are to be incorporated into the A$10 million Sulphide & Oxide Expansion Studies which are aimed at increasing total oxide and sulphide production to in excess of 200,000oz p.a. by 2012.

- **Significant & extensive down-hole intercepts include:**
  - **SDH029 31.5m @ 5.63g/t Au from 93.0m**
  - **SDH030 6.3m @ 4.57g/t Au from 126.7m**
  - **SDH032 43.0m @ 1.26 g/t Au from 38.0m**
  - **SDH033 60.0m @ 3.79g/t Au from 118.0m**
  - **SDH034 12.4m @ 4.15g/t Au from 151.0m**
  - **SDH035 43.0m @ 1.42g/t Au from 125.0m**
  - **SDH036 60.0m @ 1.62g/t Au from 119.0m**
  - **SDH039 25.0m @ 2.59g/t Au from 188.0m**

Pigibo:
Gold assays received from 3 cored holes continued to define and confirm mineralisation at the Pigibo deposit located approximately 300metres west of Pigiput.

- **Notable down hole intercepts include:**
  - **SDH025 13.9m @ 2.32g/t Au from 11.0m**
  - **SDH028 8.9m @ 1.85g/t Au from 34.2m**
  - **SDH031 55.0m @ 3.30g/t Au from 78.0m**

OVERVIEW

Allied Gold is actively undertaking in-fill diamond core drilling at two prospect areas, Pigiput and Pigibo, centred 800 metres apart in the central part of mining lease ML136 (Figure 1).

The Pigiput Deposit is currently the subject of a sulphide resource drill-out programme and PFS (as outlined in Allied Gold Ltd press release dated 15 June 2009). ML136, the mining lease on Simberi Island, is owned 100% by Allied Gold Limited. Three drill rigs are dedicated to the task.



PIGIBO & PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
JULY - SEPTEMBER 2009
Simberi Island
44,000 mE
44,500 mE
209,000 mN
208,500 mN
Pigibo
Pigiput
Botlu South
N
0
125
250
metres
Assays Received
Previous Drilling
Pit Outline
5m Contours
Holes Drilled
Ropecon Path
Haul Road
Creeks

Figure 1 Pigibo - Pigiput Prospects - Collar locations of holes drilled prior to (grey) and since June Qtr 2009 (magenta = drilled – assays received; blue = drilled / assays awaited)

PIGIPUT

At Pigiput, core drilling is being used to in-fill the current drilling density and extend drilling coverage with the objective of increasing the resources in sulphide classified as Indicated and Inferred to a higher level of confidence. Since start-up in mid May 2009 to date (2/09/2009), 15 exploration diamond core holes, totalling 4,361m, have been completed.

To maximise drilling time in steep terrain, the current Pigiput Sulphide Project core drilling programme is designed as sets of multiple radiating holes, drilled from 4 principal drill sites (Figure 2). The holes are designed to increase the drill hole density in areas already known to be mineralised and include drilling directions that pierce the mineralised envelopes at oblique angles to the dip and strike of the mineralised formations. The true width of a down hole intercept may vary from hole to hole depending on the angle of intersection.



PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
JULY - SEPTEMBER 2009
44,000 mE
44,500 mE
209,000 mN
208,500 mN
N
0
125
250
metres
Pigiput
SDH036
SDH042
SDH033
SDH041
SDH043
SDH039
SDH034
SDH035
SDH038
SDH040
SDH030
SDH032
SDH044
RC1803
RC1804
RC1802
Assays Received
Holes Drilled
Previous Drilling
Ropecon Path
Pit Outline
Haul Road
5m Contours
Creeks

Figure 2 Pigiput Prospect - Collar and traces of holes drilled prior to (grey) and since June Qtr 2009 (magenta = drilled – assays received; blue = drilled / assays awaited)

The drilling to date and results as reported in this release has confirmed the grade and extent of the mineralisation in those areas that have been under drilled. Sections illustrating the relationship of vertical core holes SDH029 (Figure 3) and SDH033, SDH035 & SDH036 (Figure 4) with respect to the previous resource block model are presented below. SDH033, 035, & 036 are also illustrated with interpreted 0.5g/t and 1.0g/t cut-off mineralised zones, (Figure 5). The true width of mineralisation in both the vertical holes (SDH029 & SDH033) are estimated to be approximately 90% and 97% respectively of the intercepts' down hole length, and inclined holes (SDH035 & SDH036) are estimated to be approximately 99% and 79% respectively of the intercepts' down hole length .

At Pigiput, gold mineralisation is associated with a moderately north dipping, east-west striking surface that can be interpreted across the entire extent of the deposit. Gold grades are generally highest at the main surface and significant mineralisation may occur in subsidiary structures above and to a lesser extent below it. The main surface, interpreted as a fault structure, marks a change from clay-pyrite and silica-carbonate-pyrite alteration zones in the brecciated tuff and porphyry host rocks at and above it to chlorite dominated alteration below.



OXIDE
SULPHIDE
Pigiput Pit Design
125m
metres
SDH042
assays pending
31.5m @
5.63 g t Au
SDH027
Met Hole
SDH040
assays pending
SDH041
assays pending
SDH029
PIGIPUT DEPOSIT
44440mE
SCHEMATIC SECTION
AUGUST 2009
Resource Category
Measured
Indicated
Inferred
Auassay>0.5g/t

Figure 3 Pigiput Prospect – Section 44440mE (looking west) illustrating core hole SDH029 (principal intersection 31.5m @ 5.63g/t from 93m) and current >=0.5g/t resource blocks coloured by category


SDH039
Pigiput Pit Design
OXIDE
SULPHIDE
125m
metres
SDH033
SDH035
SDH036
PIGIPUT DEPOSIT
44480mE
SCHEMATIC SECTION
AUGUST 2009
Resource Category
Measured
Indicated
Inferred

Figure 4 Pigiput Prospect – Section 44480mE (looking west) with core hole SDH033 (17.9m @ 7.41g/t Au from 119.0m and 18.0m @ 4.21g/t Au from 139.0m), core hole SDH035 (5.2m @ 9.48g/t Au and 43.0m @1.42g/t Au from 116.0m) and core hole SDH036 (60m @ 1.62g/t Au from 119.0m) with >=0.5g/t resource blocks coloured by category.


OXIDE
SULPHIDE
P014
P015
Rc369
RC369
RC184
P005
P006
RC797DD
SDH039
SDH041
assays pending
SDH040
assays pending
SDH042
assays pending
not assayed
50m
metres
N
200Z
100Z
0Z
-100Z
-200Z
209100N
209200N
209300N
5.2m @ 9.48g/t Au
43.0m @ 1.42g/t Au
17.9m @ 7.41g/t Au
18.0m @ 4.21g/t Au
60.0m @ 1.62g/t Au
4.3m @ 3.43 g/t Au
1.0 g/t Envelope
0.5 g/t Envelope
SDH035
SDH033
SDH036
PIGIPUT DEPOSIT
44480mE
SCHEMATIC SECTION
AUGUST 2009
Au assay > 0.5g /t

Figure 5 Pigiput Prospect – Section 44480mE (looking west) illustrating core hole SDH033, SDH035, and SDH036 with principal intersections with respect to mineralised envelopes.

A complete listing of down hole intercepts, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 1 below.

Table 1 Pigiput Sulphide Project - >0.5 g/t Mineralised Intercepts - reported (July / August 2009)

Hole	TIG North	TIG East	RL (m)	Dip°/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH029	208999.3	44438.9	199.8	-90/180	0.0	214.9		1.32	
			loss 0.2m		17.0	31.0	14.0	0.61	OX
			loss 0.2m	***incl***	***25.0***	***28.0***	***3.0***	***1.06***	***OX***
			loss 1.3m		35.0	39.0	4.0	0.60	OX
			loss 0.3m		41.0	52.0	11.0	1.08	OX
			loss 0.2m	***incl***	***42.0***	***47.0***	***5.0***	***1.36***	***OX***
			loss 0.1m	***incl***	***49.0***	***51.0***	***2.0***	***1.11***	***OX***
			loss 0.5m		64.0	70.8	6.8	2.48	OX
				incl	***67.0***	***69.5***	***2.5***	***5.70***	***OX***
			loss 0.5m		84.0	87.0	3.0	1.98	SU
			loss 3.7m		93.0	124.5	31.5	5.63	SU
			loss 0.7m	***incl***	***93.0***	***110.0***	***17.0***	***7.41***	***SU***
			loss 0.4m	***incl***	***95.0***	***103.0***	***8.0***	***10.5***	***SU***
				incl	***105.0***	***107.0***	***2.0***	***15.2***	***SU***
			loss 1.0m	***incl***	***111.8***	***114.0***	***2.2***	***1.12***	***SU***
			loss 0.6m	***incl***	***117.0***	***124.0***	***7.0***	***6.68***	***SU***
					126.0	128.0	2.0	0.70	SU
					141.9	144.0	2.1	0.98	SU
					153.0	155.0	2.0	0.98	SU
			loss 2.1m		199.0	214.9	15.9	1.84	SU
				incl	***199.0***	***201.0***	***2.0***	***9.94***	***SU***
Total core loss = 21.5m									
SDH030	209042.9	44318.5	223.8	-67/180	0.0	207.2		0.63	
			loss 0.4m		37.5	64.2	26.7	1.41	TR
			loss 0.4m	***incl***	***38.3***	***47.0***	***8.7***	***1.74***	***TR***
				incl	***38.3***	***40.0***	***1.7***	***3.29***	***TR***
					53.0	63.0	10.0	1.63	TR
				incl	*57.8*	*59.5*	*1.8*	*2.66*	*TR*
			loss 0.2m		66.7	73.0	6.3	0.69	OX, TR
			loss 0.1m		126.7	133.0	6.3	4.57	SU
				incl	***126.7***	***130.4***	***3.6***	***7.41***	***SU***
				incl	***127.5***	***129.7***	***2.2***	***11.1***	***SU***
			loss 0.1m		135.0	146.1	11.1	1.95	SU
			loss 0.1m	***incl***	***139.0***	***143.0***	***4.0***	***4.21***	***SU***
				incl	***140.0***	***141.7***	***1.7***	***8.03***	***SU***
			loss 0.2m		179.0	185.0	6.0	1.68	SU
			loss 0.2m	***incl***	***180.0***	***181.7***	***1.7***	***4.43***	***SU***
			loss 0.1m		187.0	194.0	7.0	0.64	SU
Total core loss = 5.0m									

Table 1 Pigiput Sulphide Project (cont)

Hole	TIG North	TIG East	RL (m)	Dip^0/Azi^0	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH032	**209006.7**	**44549.7**	**260.6**	**-60/278**	**0.0**	**407.6**		**1.15**	
			loss 0.4m		0.0	4.0	4.0	0.54	OX
			loss 1.25m		7.0	11.0	4.0	0.42	OX
			loss 15.9m		38.0	81.0	43.0	1.26	OX, TR
			loss 9.8m	***incl***	***41.0***	***63.0***	***22.0***	***0.92***	***OX***
			loss 0.8m	***incl***	***43.0***	***45.0***	***2.0***	***1.69***	***OX***
			loss 3.7m		66.0	81.0	15.0	2.06	OX,TR
			loss 2.0m	***incl***	***68.0***	***71.3***	***3.3***	***2.33***	***OX***
				and	***75.0***	***79.0***	***4.0***	***3.75***	***OX,TR***
			loss 1.25m		114.0	131.8	17.8	1.02	SU
			loss 0.1m	***incl***	***123.0***	***127.0***	***4.0***	***1.84***	***SU***
				and	***129.0***	***131.8***	***2.8***	***1.96***	***SU***
			loss 1.4m		145.0	151.0	6.0	8.14	SU
			loss 0.1m	***incl***	***148.3***	***149.9***	***1.6***	***29.1***	***SU***
				incl	***148.3***	***149.0***	***0.7***	***61.0***	***SU***
					159.0	161.0	2.0	0.94	SU
					168.0	176.0	8.0	20.4	SU
				incl	***169.0***	***172.0***	***3.0***	***51.4***	***SU***
					182.0	190.0	8.0	6.00	SU
				incl	***185.9***	***189.0***	***3.1***	***14.5***	***SU***
					198.0	201.0	3.0	0.55	SU
			loss 0.7m		203.0	211.0	8.0	0.81	SU
			loss 0.4m	***incl***	***206.0***	***207.7***	***1.7***	***1.79***	***SU***
					239.0	241.0	2.0	1.20	SU
					245.0	250.0	5.0	0.51	SU
					258.0	261.0	3.0	0.80	SU
					270.0	272.0	2.0	5.45	SU
					280.0	282.0	2.0	1.51	SU
					286.0	288.0	2.0	0.75	SU
			loss 4.8m		317.0	326.0	9.0	0.73	SU
			loss 4.8m	***incl***	***318.0***	***324.0***	***7.0***	***0.78***	***SU***
					349.0	352.0	3.0	7.11	SU
				incl	**349.0**	**350.0**	**1.0**	**17.7**	**SU**
					360.0	364.0	4.0	3.38	SU
				incl	***360.0***	***361.0***	***1.0***	***11.2***	***SU***
					394.0	395.0	1.0	4.72	SU
Total core loss = 45.9m									

Table 1 Pigiput Sulphide Project (cont)

Hole	TIG North	TIG East	RL (m)	Dip°/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH033	209201.7	44480.6	177.4	-90/360	0.0	358.1		0.95	
					0.0	3.0	3.0	0.87	OX
					43.0	45.0	2.0	1.67	SU
					56.0	65.0	9.0	1.53	SU
					97.0	101.9	4.9	1.29	SU
				incl	97.5	100.9	3.3	1.54	SU
			loss 0.9m		118.0	178.0	60.0	3.79	SU
			loss 0.9m	incl	119.0	136.9	17.9	7.41	SU
			loss 0.6m	and	120.6	125.7	5.1	11.3	SU
				incl	121.4	122.0	0.6	29.2	SU
				and	128.7	132.2	3.5	8.24	SU
				and	134.2	135.0	0.8	23.8	SU
				and	139.0	157.0	18.0	4.21	SU
				incl	145.0	146.0	1.0	22.2	SU
				and	149.0	150.0	1.0	7.67	SU
				and	163.0	166.0	3.0	1.30	SU
					190.0	196.0	6.0	0.57	SU
					218.1	233.0	14.9	0.91	SU
				incl	228.0	232.0	4.0	1.31	SU
					240.0	262.0	22.0	0.71	SU
				incl	241.0	244.0	3.0	1.58	SU
					265.0	267.0	2.0	0.65	SU
					305.0	324.0	19.0	1.08	SU
				incl	305.0	307.0	2.0	1.48	SU
				and	320.0	324.0	4.0	2.04	SU
Total core loss = 0.9m									
SDH034	209134.8	44670.8	235.9	-73/320	0.0	238.1		0.74	
					0.0	2.0	2.0	1.45	OX
					5.0	17.0	12.0	1.07	OX
				incl	5.0	7.0	2.0	2.67	OX
				and	12.0	14.0	2.0	1.13	OX
					30.0	36.0	6.0	0.51	OX
					46.0	52.0	6.0	0.54	OX
					92.0	96.0	4.0	0.62	SU
					122.0	141.0	19.0	1.54	SU
				incl	129.0	138.0	9.0	2.44	SU
				and	131.0	135.0	4.0	3.05	SU
					151.0	163.4	12.4	4.15	SU
				incl	156.0	163.4	7.4	6.52	SU
				incl	156.6	163.0	6.4	7.32	SU
					165.0	186.0	21.0	1.83	SU
				incl	166.0	169.0	3.0	1.28	SU
				and	171.0	174.0	3.0	1.55	SU
				and	177.0	185.5	8.5	2.96	SU
				incl	177.0	182.0	5.0	4.07	SU
					194.0	196.0	2.0	0.65	SU
Total core loss = 1.3m									

Table 1 Pigiput Sulphide Project (cont)

Hole	TIG North	TIG East	RL (m)	Dip^0/Azi^0	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH035	**209201.1**	**44481.3**	**177.4**	**-67/180**	**0.0**	**280.0**		**0.62**	
			loss 0.3m		0.0	3.0	3.0	0.51	OX, TR
					38.0	42.0	4.0	0.73	TR
					116.0	121.2	5.2	9.48	SU
			loss 0.9m	***incl***	***117.0***	***119.0***	***2.0***	***23.2***	***SU***
					125.0	168.0	43.0	1.42	SU
				incl	***134.0***	***135.0***	***1.0***	***8.56***	***SU***
				and	***145.0***	***158.0***	***13.0***	***1.96***	***SU***
				incl	***147.0***	***150.0***	***3.0***	***3.74***	***SU***
					201.0	220.0	19.0	1.42	SU
				incl	***203.7***	***208.0***	***4.3***	***3.43***	***SU***
					259.0	263.0	4.0	0.80	SU
Total core loss = 3.75m									
SDH036	**209201.4**	**44479.9**	**177.3**	**-67/360**	**0.0**	**290.8**		**0.71**	
					0.0	82.0	unsampled		
			loss 0.2m		119.0	179.0	60.0	1.62	SU
				incl	***151.0***	***153.0***	***2.0***	***3.58***	***SU***
				and	***156.0***	***158.0***	***2.0***	***2.89***	***SU***
					183.0	193.0	10.0	1.09	SU
					213.0	225.0	12.0	0.72	SU
					264.0	266.0	2.0	0.60	SU
Total core loss = 1.3m									
SDH039	**209202.3**	**44482.6**	**177.4**	**-50/158**	**0.0**	**261.2**		**0.96**	
					98.0	100.0	2.0	0.56	SU
					103.0	107.0	4.0	2.27	SU
				incl	***106.0***	***107.0***	***1.0***	***6.79***	***SU***
			loss 1.1m		120.0	132.0	12.0	0.73	SU
			loss 0.1m		134.0	136.0	2.0	0.61	SU
			loss 0.9m		139.0	152.0	13.0	0.83	SU
			loss 2.5m		160.0	185.0	25.0	2.59	SU
			loss 1.0m	***incl***	***171.0***	***178.0***	***7.0***	***4.95***	***SU***
			loss 0.3m		188.0	196.0	8.0	2.50	SU
				incl	***195.0***	***196.0***	***1.0***	***16.0***	***SU***
					200.0	212.0	12.0	2.48	SU
					206.0	207.0	1.0	9.33	SU
			loss 0.2m		254.0	256.0	2.0	0.61	SU
			loss 0.1m		258.0	261.2	3.2	0.71	SU
Total core loss = 1.3m									

Notes relating to Tables 1 and 2 in this release.

Down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cutoffs of 2.5g/t, 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.

The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.

Where reported, Ag grade is its weighted average over the same intervals as those defined by the Au intercepts. The Ag detection limit is 0.2g/t and is determined by Aqua Regia digest of a 0.5g charge followed by ICP AES analysis. Tables show rounded estimates. This rounding may cause some apparent computational discrepancies.

PIGIBO

Assay results were received for 3 diamond core holes, totalling 572m, drilled to supplement and validate reverse circulation (RC) drilling done in the first half of 2009 (Figure 6). The results for 29 RC holes, RC1770 to RC1798, that tested the Pigiput Prospect over approximately 600m of strike length, were announced in Allied Gold Ltd's March 2009 and June 2009 Quarterly Reports.

The main intersection in core hole SDH031, twin and extension of RC1792, compared well with that in the RC hole (27m @ 4.64g/t from 93m), (Figure 7). Two more twin core holes and additional infill RC drilling is planned to allow a new resource to be estimated during the 4th Quarter 2009.

Gold mineralization at Pigibo is associated with arsenian pyrite, slightly elevated copper values (average 170ppm) and otherwise low base metals levels, similar to the upper parts of the Pigiput Deposit. Host rocks are predominantly tuffs and porphyritic intermediate intrusive. Amongst samples in holes RC1770 to RC1798 with gold assays greater than or equal to 0.5g/t, approximately 45% occur in oxide, 24% in transition and 31% in sulphide. Bottle roll tests are being undertaken on the RC drill chips to determine the cyanide leachability of the gold in the transition and sulphide materials.


PIGIBO DEPOSIT
JULY - SEPTEMBER 2009
43,500 mE
44,000 mE
N
0
125
250
metres
SDH028
Pigibo
209,000 mN
SDH031
SDH025
Assays Received - July - September 09
Previous Drilling
Botlu South
Pit Outline
5m Contours
Haul Road
Creeks
208,500 mN

Figure 6 Pigibo Prospect - Collar and projected trace core holes SDH025, SDH028 and SDH031 (twin of reverse circulation hole RC1792)



N
50m
metres
RC781
RC047
RC857
RC851
RC1792
OXIDE
SULPHIDE
52m @
2.00 g/t Au
27m @
3.24 g/t Au
31m @
4.55 g/t Au
27m @
4.64 g/t Au
RC1777
0.5 g/t Envelope
1.0 g t Envelope
SDH031
PIGIBO DEPOSIT
43700mE
SCHEMATIC SECTION
AUGUST 2009
Auassay>0 5g/t

Figure 7 Pigibo Prospect– Section 43700mE illustrating confirmation by twin core hole SDH031 (31m @ 4.55g/t from 100m) of principal intercept in reverse circulation hole RC1792 (27m @ 4.64g/t from 93m and open at depth)

Table 2 Pigibo Prospect - >0.5 g/t Au Mineralised Intercepts - reported July / August 2009

Hole	TIG North	TIG East	RL (m)	Dip°/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH025	208919.5	43747.5	249.8	-60/180	0.0	207.4		0.38	
			loss 2.6m		0.0	6.0	6.0	0.78	OX,TR
			loss 0.7m	incl	3.0	5.1	2.1	1.55	OX,TR
					11.0	24.9	13.9	2.32	OX,TR,SU
					26.8	29.0	2.2	0.97	TR
					72.4	75.5	3.1	1.07	TR, SU
				incl	72.4	75.0	2.6	1.17	TR,SU
					143.0	146.0	3.0	0.65	TR,SU
					173.0	175.0	2.0	0.69	SU
					177.0	181.0	4.0	1.12	SU
				incl	177.0	179.0	2.0	1.64	SU
					201.0	207.4	6.4	1.44	SU
				incl	202.6	207.4	4.8	1.74	SU
Total core loss = 2.7m									
SDH028	209038.3	43503.3	225.1	-60/180	0.0	165.7		0.65	
			loss 2.2m		0.0	11.0	11.0	0.85	OX, SU
			loss 1.7m	incl	2.0	6.6	4.6	0.71	OX
					34.2	43.1	8.9	1.85	SU
				incl	34.2	39.0	4.8	2.95	SU
			loss 1.3m		47.0	58.0	11.0	0.85	SU
			loss 0.5m	incl	49.0	54.0	5.0	1.10	SU
			loss 1.2m		106.0	122.0	16.0	1.90	SU
				incl	116.0	118.0	2.0	10.2	SU
			loss 0.1m		125.0	130.0	5.0	4.88	SU
			loss 0.1m	incl	126.0	129.0	3.0	7.70	SU
Total core loss = 7.3m									
SDH031	208950.1	43701.2	233.8	-60/180	0.0	198.9		1.19	
			loss 0.3m		0.0	4.0	4.0	0.89	OX
			loss 0.3m	incl	2.0	4.0	2.0	1.22	OX
			loss 0.7m		21.0	25.0	4.0	2.37	OX
			loss 0.2m		49.0	54.0	5.0	0.79	OX
					66.0	71.0	5.0	0.91	OX
				incl	67.0	69.0	2.0	1.23	OX
			loss 2.1m		78.0	133.0	55.0	3.30	OX, TR
				incl	78.0	97.0	19.0	1.95	OX, TR
				incl	96.0	97.0	1.0	5.38	OX, TR
			loss 2.1m	and	100.0	131.0	31.0	4.55	OX, TR
			loss 0.1m	incl	103.0	105.0	2.0	2.78	OX
				and	117.0	130.0	13.0	8.63	OX, TR
				incl	119.0	128.0	9.0	11.1	OX, TR
				incl	119.0	120.0	1.0	19.8	OX
				and	126.0	128.0	2.0	18.0	OX
					169.0	172.0	3.0	0.75	TR, SU
					174.0	176.0	2.0	0.90	TR, SU
					180.0	187.0	7.0	1.23	TR, SU
				incl	182.0	187.0	5.0	1.58	TR, SU
					190.0	196.0	6.0	0.58	TR, SU
Total core loss = 14.5m									

Yours faithfully
ALLIED GOLD LIMITED



Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – CFO
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Media Enquiries:
Simon Jemison c/- Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064

Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited's gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the worlds proven and most prospective gold jurisdictions). See diagram below.

In 2008-2009 Allied produced 72,609 ounces of gold. Studies are nearing completion on an expansion of the oxide plant from 2 Mtpa to 3 Mtpa to increase production to 100,000 oz pa. A study focused on the sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift group production towards 250,000 oz pa by 2012.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

During 2008 Allied entered into a $20 million farm-in JV with Barrick Gold on Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Panguna
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS